UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   May 24, 2007

ANTICUS INTERNATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1155 Rene-Lévesque Ouest, Suite 2500
Montreal, Quebec, Canada H3B 2K4
(Address of principal executive offices)

(514) 992-1391
(Issuer's telephone number)

_____
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 3 – Securities and Trading Markets
Item 3.02   Unregistered Sales Of Equity Securities

On April 12, 2007, the Company commenced a private offering of 5,714,286 units at a price of $.07 per unit. Each unit consists of one share of the Company's common stock, a Class A Warrant to purchase one share of the Company common stock at a price of $.12 per share. The warrant expires on or before May 1, 2008. The offering also provides that a Class B Warrant will be issued to those who exercise their Class A Warrants.

The Company has placed all funds raised through the offering in escrow until the full $400,000 is raised. If the full amount of the offering is not raised prior to the closing date of May 31, 2007, the amounts placed in escrow will be returned without interest.

On May 24, 2007company accepted and released the full $400,000 of offering proceeds to complete the offering. The company will pay a finder's fee of 6% from the proceeds.

The Company will use the proceeds from this offering to build a small bioreactor to produce yeast samples for testing, analysis and sales promotion. A portion will also be used for general business obligations.

All shares were issued as exempted transactions under Section 4(2) of the Securities Act of 1933, Regulation S and are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our stock took their shares for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our shares; there were no commissions paid; and the securities are restricted pursuant to Rule 144.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: May 29, 2007   By: \s\   Daniel Trudeau, President
                                                       Name: **Daniel Trudeau**
                                                       Title: President and CEO